Mail Stop 4561
Via Fax (510) 574-2510

September 30, 2009

John F. McGrath, Jr.
Vice President and Chief Financial Officer
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, CA 94555

> **Re: Network Equipment Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended March 27, 2009**
> **Filed May 22, 2009**
> **Form 10-Q for the Quarterly Period Ended June 26, 2009**
> **Filed August 4, 2009**
> **Form 8-K Filed July 23, 2009**
> **File No. 1-10255**

Dear Mr. McGrath:

We have reviewed your response letter dated September 3, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 6, 2009.

Form 10-K for the Fiscal Year Ended March 27, 2009

Item 1. Business

Customer Service

1.   We note your response to prior comment 2, as well as that provided in response to prior comment 8. Please include a materially complete description of your revenue sharing agreement with CACI in future filings; in this regard, you may want to consider providing some of the information outlined in response to prior comment 8.

Manufacturing

2.   In response to our prior comment 3 you state that you successfully switched to a
        new contract manufacturer two years ago and if necessary, could initiate a switch to
        a new contract manufacturer adequately in advance of any non-renewal of your
        current contract with Plexus expiring on December 31, 2011. To help us further
        evaluate your response, please tell us when you would receive notice of any non-
        renewal of the current contract. Further, please confirm that you will identify your
        primary contract manufacturer in future filings.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

3.   Please tell us whether VSOE is established by product line or if it is established by
        PCS type (i.e. A or B). If VSOE is established by PCS type, please explain to us
        what amount is allocated to PCS (i.e. Is PCS deferred based on VSOE or is it
        deferred based on the contract rate if it falls within your established range of within
        15% of your established VSOE?). For example, tell us what amount would be
        allocated to PCS for the NX5010 (PCS is 68% of list price) versus for the Promina
        100(PCS is 26% of list price).

4.   You indicate that you require a "significant majority of our stand-alone sales for
        PCS to fall within 15% of our established VSOE." Please explain to us what you
        mean by "established VSOE."

5.   We note that for three of your products (Scream/BBS, NX 5010 and NX 1000) PCS
        A is priced at a significantly higher percentage of the software list price compared to
        other products. Please explain why PCS for these products is priced so much higher.

6.   Your response indicates that for new product offerings you establish VSOE using
        contractual renewal pricing until you are able to establish stand-alone pricing.
        Please tell us how the contractual renewals used in year one compare to the VSOE
        established under stand-alone pricing in year two.

Item 13. Certain Relationships and Related Transactions and Director Independence
(Incorporated by Reference from Definitive Proxy Statement)

7.   In response to prior comment 10 you confirm that the types of transactions
        considered by your Audit Committee are those identified in Item 404(a) of
        Regulation S-K; however, your response does not address the standards applied in
        reviewing any such identified transactions for approval or ratification. For example,

you do not state whether any related party transaction (as identified pursuant to the standards of Item 404(a)) is only thereafter approved if on the same basis as an arms'-length transaction. Please advise and provide such disclosure in future filings.

Form 10-Q for the Quarterly Period Ended June 26, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue

8. In response to prior comment 15 we note that you propose enhanced disclosure to your executive overview in future filings to address fluctuations in government purchases. We continue to believe, however, that results of operations in future filings could be enhanced to discuss the underlying reasons for a material change in revenues and any offsetting effects during a particular period.

Form 8-K Filed July 23, 2009

9. Your proposed disclosure indicates that you exclude stock-based compensation and the amortization of intangibles because they are non-cash charges. Your disclosure appears to suggest that you are using the measures as measures of both operating performance and liquidity. If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP net loss if your intention is to present this as a liquidity measure.

10. We note that you have not provided sufficient disclosure regarding any limitations of the non-GAAP measures and how management compensates for those limitations. Please revise your proposed disclosures accordingly.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 and Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 and Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief